UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

VALLEY FORGE COMPOSITE TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)
N/A
(CUSIP Number)

Larry K. Wilhide and Patricia Wilhide
1625 Walnut Bottom Road
Newville, PA 17241
(717) 776-3249
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2006
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), 240.13d-1(g), check the following box. o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-i-

CUSIP No. N/A
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Larry K. Wilhide and Patricia Wilhide
________________________________________________________________________________

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)
________________________________________________________________________________
3. SEC Use Only
________________________________________________________________________________
4. Source of Funds (See Instructions) PF
________________________________________________________________________________
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
________________________________________________________________________________
6. Citizenship or Place of Organization: USA
________________________________________________________________________________

Number of Shares Beneficially Owned with:

7. Sole Voting Power: 18,880,000

8. Shared Voting Power: 0

9. Sole Dispositive Power: 18,880,000

10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 18,880,000
________________________________________________________________________________

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)
________________________________________________________________________________

13. Percent of Class Represented by Amount in Row (11): 38%
________________________________________________________________________________

14. Type of Reporting Person (See Instructions): IN
________________________________________________________________________________

The reporting person identified on pages 2 through 7 to this Schedule 13D hereby makes the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

ITEM 1. SECURITY AND ISSUER

This Statement relates to the common stock, $.001 par value per share (the "Common Stock"), of Valley Forge Composite Technologies, Inc., formerly known as Quetzal Capital 1, Inc., a Florida corporation (the "Issuer"). As of July 6, 2006, the Issuer's principal executive office was located at 628 Jamie Circle, King of Prussia, Pennsylvania 19406.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is being filed by Larry K. Wilhide and his wife Patricia Wilhide as tenants by the entirety (the "Reporting Person").

Larry K. Wilhide is the vice-president and a director of the Issuer. Patricia Wilhide is a middle school librarian. Mr. and Mrs. Wilhide are U.S. citizens.

The Reporting Person has not, during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Valley Forge Composite Technologies, Inc. was formed as a Pennsylvania corporation in November 1996 (hereafter the Pennsylvania corporation is referred to as “VFCT”). Larry K. Wilhide is a founder of VFCT, and he and Mrs. Wilhide were original shareholders. Until VFCT’s merger by share exchange with Quetzal Capital I, Inc., a Florida corporation on July 6, 2006 (the “Share Exchange”), VFCT was a private company. Larry Wilhide contributed both his labor and personal funds during the approximately ten years of VFCT’s existence. As a result, at the time of the Share Exchange, Larry K. Wilhide and Patricia Wilhide owned 47.2% of VFCT’s common stock. As a result of the Share Exchange, Mr. and Mrs. Wilhide’s interest in VFCT was exchanged for 38% of the common stock of Quetzal Capital 1, Inc.

ITEM 4. PURPOSE OF THE TRANSACTION

The purpose of the Share Exchange is to provide the shareholders of VFCT with control of a publicly reporting company that eventually will become a publicly trading company. This will enable VFCT and/or its shareholders to: a) have greater access to capital and greater opportunity or flexibility to acquire or merge with other companies through the use of the company’s securities; b) have greater liquidity of stockholdings; c) use common stock and other securities as a means of compensation; and d) enhance the prestige and publicity of the company.

The Reporting Person intends that in the immediate future the Issuer will seek additional investors to contribute capital in exchange for equity interests in the Issuer, that in the near future the Issuer will file a registration statement with the U.S. Securities and Exchange Commission to register some of its shareholders’ equity interests in the Issuer; and that the Issuer will seek to obtain a trading symbol and have the price of its common stock quoted in the Over The Counter Bulletin Board.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of July 6, 2006, the Issuer had 50,000,000 shares outstanding. As a result of the Share Exchange, the Reporting Person directly owns 18,880,000 shares of the Issuer’s common stock, which is the equivalent of 38% of the outstanding common stock of the Issuer.

(b) As of July 6, 2006, the Reporting Person had sole power to vote and to dispose or direct the disposition of direct the disposition of 18,880,000 shares of the Issuer’s common stock, which is the equivalent of 38% of the outstanding common stock of the Issuer.

(c) On July 6, 2006, the Share Exchange occurred, which resulted in a change of control of the Issuer. On the effective date of the Share Exchange, and pursuant to the share exchange agreement, VFCT became a wholly-owned subsidiary of Quetzal Capital 1, Inc. (previously defined as the “Issuer” above). The Issuer will continue its corporate existence as a Florida corporation while VFCT will continue its corporate existence under the laws of the State of Pennsylvania as a wholly-owned operating subsidiary of the Issuer. Each share of VFCT common stock issued and outstanding at the effective time of the Share Exchange will automatically be converted into the right to receive 40,000 shares of Issuer common stock upon completion of the Share Exchange. Each share of Issuer common stock issued and outstanding at the effective date of the Share Exchange will remain issued and outstanding as one share of common stock of the Issuer. For a complete discussion, please refer to the Form 8-K and its attached exhibits filed by the Issuer July 11, 2006, which is incorporated in its entirety herein by reference. Following the Share Exchange, assuming full participation by the former VFCT stockholders, the former VFCT stockholders will become the controlling stockholders of Issuer, owning 80% of the outstanding common stock of the Issuer, and their designees, Louis J. Brothers, Larry K. Wilhide, and Randy Broadright, will become the directors and/or officers of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Larry K. Wilhide has an agreement with Patricia Wilhide to vote her interest in the Reporting Person’s securities as his own.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Form 8-K filed July 11, 2006 by Valley Forge Composite Technologies, Inc. (1)

(1) Incorporated by reference

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 2006

By: /s/ Larry K. Wilhide
Larry K. Wilhide

By: /s/ Patricia Wilhide
Patricia Wilhide

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).